Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS
     The following table sets forth the computation of ratios of earnings to fixed charges of NGAS Resources, Inc. for the periods indicated.

	Year Ended December 31,
	2009	2008	2007	2006	2005
Pre-tax income (loss)	$(8,042,555)	$6,737,072	$422,827	$6,146,462	$2,819,191
Fixed charges(1)	10,053,349	6,341,211	7,099,404	5,023,081	2,036,924

Earnings (loss)	$2,010,794	$13,078,283	$7,522,,231	$11,169,543	$4,856,115

Fixed charges:
Interest	$9,049,931	$5,575,007	$6,330,760	$4,321,815	$1,725,250
Interest on rental expense	126,825	158,234	211,474	157,678	49,322
Amortization of financing costs	876,593	607,970	557,170	543,588	262,352

Fixed charges	$10,053,349	$6,341,211	$7,099,404	$5,023,081	$2,036,924

Ratio of earnings to fixed charges	0.20	2.06	1.06	2.22	2.38

(1)	For purposes of this computation, “earnings” include income before income taxes and fixed charges. “Fixed charges” include interest, whether expensed or capitalized, and the portion of rental expense that represents the interest factor in these rentals.